UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s October 2007 total passenger traffic increases 20.9%

• Domestic traffic jumps 23.6%
• International traffic grows 6.7%

Monterrey, Mexico, November 8, 2007—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports reached 1.2 million in October 2007, an increase of 20.9% compared to October 2006.

Domestic traffic in October 2007 totaled 999,410 passengers, an increase of 23.6% compared to the prior year. Eleven of our airports reported growth in domestic passenger traffic as a result of new routes and frequencies opened by the new airlines (Aladia, Alma, Avolar, Interjet, VivaAerobus, and Volaris), and by some traditional airlines. Passenger traffic at the Zacatecas airport decreased 20%, as a result of the suspension of operations of Líneas Aéreas Azteca on March 26, 2007. On October 10, 2007, the Department of Civil Aviation (DGAC) announced the beginning of proceedings to revoke the concession of Líneas Aéreas Azteca.

International traffic totaled 161,049 passengers in October 2007, a 6.7% increase compared to October 2006. Ten of our airports reported growth in international passenger traffic as a result of new flight frequencies and higher occupancy rates on international flights. The Monterrey, Zihuatanejo, Mazatlán, Culiacán, San Luis Potosí, and Chihuahua airports recorded the most significant increases. The decrease in the frequency or the suspension of some routes operated by scheduled international airlines affected international traffic at the airports at Acapulco, Tampico, and Durango.

By airport

Monterrey, OMA’s principal airport, served 558,549 passengers in October 2007, an increase of 23.7% (+106,919 passengers) compared to the same month of 2006. Domestic traffic at Monterrey airport increased 27.5%, principally as a result of the performance of VivaAerobus. International traffic rose 5.3%.

Culiacán, our second airport, served 96,396 passengers in October, an increase of 28.2% compared to the same month of 2006. Other airports that reported significant growth in terms of passenger traffic were Reynosa (+59.6%), Ciudad Juárez (+36.9%), San Luis Potosí (+29.2%), and Mazatlán (+19.0%).

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: November 9, 2007